The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
Registration No. 333-157854

PROSPECTUS SUPPLEMENT (Subject to Completion)	Issued October 4, 2010
(To Prospectus dated March 11, 2009)

$

UIL Holdings Corporation

% Notes due

UIL Holdings Corporation (“UIL Holdings”) is offering an aggregate of $      of     % notes due           (the “notes”).

UIL Holdings will pay interest on the notes every           and          , commencing on          , 2011. The notes will mature on          . UIL Holdings may redeem the notes at any time at the redemption price specified herein and will be required to redeem the notes if it fails to complete at least a certain portion of a pending acquisition described further herein. The notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding.

The notes will not be listed on any securities exchange. There is currently no public market for the notes.

For a more detailed description of the notes, see “Description of the Notes” beginning on page S-21.

Investing in the notes involves risks. Please read “Risk Factors” beginning on page S-15 of this prospectus supplement and the “Risk Factors” sections in the UIL Holdings Annual Report on Form 10-K for the year ended December 31, 2009, and the UIL Holdings Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, which are incorporated by reference into this prospectus supplement.

		Underwriting	Proceeds, Before
	Price to	Discounts and	Expenses, to
	Public	Commissions	UIL Holdings

Per Note	%	%	%
Total	$	$	$

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect that delivery of the notes will be made in book-entry form only through the facilities of The Depository Trust Company and its direct and indirect participants, including Clearstream Banking, société anonyme, and Euroclear Bank S.A./ N.V., as operator of the Euroclear System, on or about October   , 2010, against payment therefor in immediately available funds.

MORGAN STANLEY	J.P. MORGAN	BofA MERRILL LYNCH

GOLDMAN, SACHS & Co.	MITSUBISHI UFJ SECURITIES

October   , 2010

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We have not, and the underwriters have not, authorized anyone to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are offering to sell, and seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Persons who come into possession of this prospectus supplement or the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement and the accompanying prospectus applicable to that jurisdiction.

You should assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates on the front cover of these documents and that the information incorporated herein by reference is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since those dates. It is important that you read and consider all of the information in this prospectus supplement and the information contained in the accompanying prospectus, any related free writing prospectus and any document incorporated by reference in making your investment decision.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. This document contains two parts. The first part consists of this prospectus supplement, which provides you with specific information about the notes we are selling in this offering and about the offering itself. The second part, the accompanying prospectus, provides more general information, some of which may not apply to this offering. If the description of this offering varies between this prospectus supplement and the accompanying prospectus or any related free writing prospectus, you should rely on the information contained in this prospectus supplement.

Both this prospectus supplement and the accompanying prospectus include or incorporate by reference important information about us, the notes and other information you should know before investing in the notes. Before purchasing any notes, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements included in this prospectus supplement, the accompanying prospectus and the other public filings incorporated by reference herein constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements also include other statements containing words or phrases such as “anticipates,” “believes,” “should,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “will likely result,” “will continue,” or similar expressions, which are intended to identify forward-looking statements.

Forward-looking statements are based upon management’s current expectations, beliefs, plans, objectives, estimates and assumptions concerning future events affecting us and, therefore, involve a number of risks and uncertainties, including those risks discussed in “Risk Factors” set forth in this prospectus supplement and the accompanying prospectus or otherwise incorporated by reference. Forward-looking statements are not guarantees of future performance, and actual results or outcomes may differ materially from those expressed in the forward-looking statements.

In addition to any assumptions and other factors and matters discussed elsewhere in this prospectus supplement or the accompanying prospectus or incorporated by reference herein, some important factors that could cause our actual results or outcomes to differ materially from those discussed in forward-looking statements include, but are not limited to:

•	risks related to the Acquisition (as defined herein);

•	general economic conditions;

•	conditions in the debt and equity markets;

•	legislative and regulatory changes;

•	regulatory and court decisions;

•	changes in demand for electricity and other products and services;

•	unanticipated weather conditions;

•	changes in accounting principles, policies or guidelines; and

•	other economic, competitive, governmental, and technological factors affecting the operations, markets, products and services of our subsidiaries.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can management assess the impact of any such factor on our business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus supplement or the accompanying prospectus or incorporated by reference herein. As a result, this summary is not complete and does not contain all of the information that you should consider before purchasing any notes. You should read the following summary in conjunction with the more detailed information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. Unless otherwise stated or the context otherwise requires, references in this prospectus supplement to “UIL Holdings,” “we,” “us” or “our” refer to UIL Holdings Corporation and its subsidiaries.

UIL Holdings Corporation

UIL Holdings Corporation is a holding company based in New Haven, Connecticut. Our primary subsidiary, The United Illuminating Company, or UI, is a regulated electric public utility established in 1899. Our utility business is engaged principally in the purchase, transmission, distribution and sale of electricity to residential, commercial and industrial customers in the southwestern part of the State of Connecticut. The population of this area is approximately 736,000, which represents approximately 21% of the population of the State. The service area, largely urban and suburban, includes the principal cities of Bridgeport (population approximately 137,000) and New Haven (population approximately 124,000) and their surrounding areas. As of June 30, 2010, UI had approximately 324,000 customers. Of UI’s 2009 retail electric revenues, approximately 59.5% were derived from residential sales, 34.3% from commercial sales, 5.0% from industrial sales and 1.2% from street lighting and other sales. UI also participates in GenConn Energy LLC, or GenConn, a 50-50 joint venture with NRG Energy, Inc., which the Connecticut Department of Public Utility Control, or DPUC, selected to build and operate approximately 400 megawatts of new peaking generation plants to help address Connecticut’s need for more power generation during the heaviest load periods.

On May 25, 2010, we entered into a definitive agreement with Iberdrola USA, Inc., or Iberdrola USA, a wholly owned subsidiary of Iberdrola SA, to acquire, which we refer to as the Acquisition, Connecticut Energy Corporation, parent of The Southern Connecticut Gas Company, or SCG, CTG Resources, Inc., parent of Connecticut Natural Gas Corporation, or CNG, and Berkshire Energy Resources, parent of The Berkshire Gas Company, or Berkshire, for $1.296 billion, less net debt of approximately $411 million, subject to post-closing adjustment. SCG and CNG are each regulated utilities primarily engaged in the distribution of natural gas in Connecticut, which we refer to as the Connecticut Gas Companies, while Berkshire is a regulated utility primarily engaged in the distribution of natural gas in western Massachusetts. SCG, CNG and Berkshire and their parent entities are sometimes referred to herein collectively as the Target Companies. The Acquisition will provide us with a larger and more diverse energy delivery platform supported by four regulated utility companies in Connecticut and Massachusetts.

After giving effect to the Acquisition, pro forma net income, pro forma adjusted net income and pro forma adjusted EBITDA for the year ended December 31, 2009 would have been $67 million, $79 million and $348 million, respectively. For a reconciliation of pro forma adjusted net income and pro forma adjusted EBITDA to pro forma net income, see “— Non-GAAP Financial Measures.” We expect the Acquisition to be accretive on a cash flow per share basis immediately and on an earnings per share basis in the first full year following closing of the Acquisition, which is currently expected to occur in the first quarter of 2011. The closing of the Acquisition is conditioned on approval of the DPUC and consummation of financing on terms deemed by our board to be in the best interests of our shareowners. The definitive agreement also allows us to acquire only the Connecticut Gas Companies under certain circumstances.

Business Strategy

We are a leading regional utility business that focuses on reliably delivering electricity to our customers, customer service and energy efficiency. Our core strategy has been to create long-term value by investing in the regulated utility business to grow earnings and cash flow by focusing on the following major areas:

Transmission — invest in transmission infrastructure opportunities both within and outside of UI’s service territory, and pursue financial incentives offered by the Federal Energy Regulatory Commission, or FERC, as available.

Generation — invest in the GenConn peaking generation project, and pursue other potential opportunities in generation consistent with state statutes and regulatory policies.

Distribution — invest in the distribution infrastructure in accordance with UI’s ten-year plan to maintain system reliability and meet customer requirements.

Conservation and Load Management (C&LM) — execute state authorized C&LM programs and regional demand response initiatives.

Reliability.  We seek to maintain the reliability of our electric infrastructure through operational excellence and targeted investments in our transmission and distribution systems as well as power generation assets. We have invested and will continue to invest substantial capital and resources in our core utility operations in order to provide highly reliable service to our customers at reasonable prices.

Customer Service.  We seek to achieve high levels of customer satisfaction by applying rigorous operating standards to our utility services and offering high quality services at a reasonable price to our customers.

Energy Efficiency.  We plan to continue offering comprehensive programs to our customers that encourage energy efficiency and help them save money. Our efficiency programs are designed to help customers reduce their energy use and, in turn, reduce harmful environmental pollutants. UI currently collects approximately $16.3 million annually through a line item on customers’ electric bills. These proceeds are used to deliver a portfolio of conservation and efficiency programs to customers. Based on the amount collected from our customers in 2010, we believe these efforts will result in $49 million in lifetime net electric system benefits for UI customers. Individually, customers who utilize our energy efficiency program have seen a reduction in their electric use and in their monthly electric bills relative to what their bills would have been.

Environmental Commitment.  We strive to be responsible stewards of the environment and believe that exhibiting sustainable business and environmental practices is part of our role as a good neighbor. A company-wide effort is ongoing to investigate, develop and implement sustainability initiatives.

Competitive Strengths

We believe that the following competitive strengths position us well to execute our strategic plan and capitalize on our core competencies.

Regulated Utility Operations.  Our business is virtually 100% regulated, which has provided a level of stability to our earnings and cash flows. We operate under a cost-of-service regulatory regime that allows us to recover our reasonable operating costs from customers and earn a reasonable return on our invested capital.

Transmission:  UI earns a FERC authorized return on equity, or ROE, on its transmission investments which is based on a base level of 11.14%. UI’s overall transmission ROE is determined by the mix of UI’s transmission rate base between new and existing transmission assets, and whether such assets receive specific incentive adders. For 2009, UI’s overall allowed and achieved weighted-average ROE for its transmission business was 12.52%.

Distribution:  UI’s most recent distribution rate case decision determines an authorized return on equity of 8.75%. Additionally, in 2009, the DPUC granted UI revenue decoupling as a two-year pilot, with an annual true-up where rates are to be adjusted if UI’s revenues are less than or more than those approved. The DPUC approved approximately 90% of our proposed distribution capital expenditures and established a regulatory asset for a portion of 2009 increased pension and postretirement expense. A new cost of debt tracking mechanism, subject to a combined $1.5 million and 25 basis point deadband in either direction, provides for an annual true-up, and an earnings sharing mechanism has been maintained where 50% of earnings over the allowed level are returned to customers through bill reductions and the remaining 50% are retained by UI. In 2009, UI’s prorated allowed ROE was 8.84% (based on a partial year of the 8.75% authorized return being in effect) and actual achieved ROE was 8.89%. UI’s actual achieved ROE for the twelve months ended June 30, 2010 was 9.41%. On April 1, 2010, UI filed its proposed rates to implement decoupling and the underlying decoupling analysis for the 2009 rate year ended February 3, 2010. The filing requested the DPUC to undertake the review of the decoupling pilot contemplated originally for the later part of 2010 to determine if the decoupling pilot will be extended beyond the 2010 rate year. On September 1, 2010, the DPUC issued a decision that provides for UI’s decoupling mechanism to continue beyond the 2010 rate year, until such time as the DPUC makes a final determination on evaluating the decoupling mechanism and whether the mechanism should become permanent. The DPUC decision provides for that determination to be made in UI’s next decoupling proceeding. Based on the time frame of the proceeding to consider UI’s decoupling results for the 2009 rate year, UI’s filing for the 2010 rate year would be made approximately April 1, 2011 and decoupling would continue until the DPUC issues its decision as to whether to extend decoupling. As noted above, for the 2009 rate year, this decision occurred in September.

Generation:  GenConn’s planned generation assets will operate under a regulated cost-of-service approach with a lifetime return on equity floor of 9.75%. Cost recovery will occur through Contracts for Differences with The Connecticut Light & Power Company and/or as permitted by the DPUC.

Visible Growth Opportunities.  We expect to make approximately $799 million in regulated capital and equity investment over the next three years at UI including GenConn, $275 million in 2010, $325 million in 2011 and $199 million in 2012, with the majority to be made in our regulated transmission and distribution business. Capital investment to address aging infrastructure and the need for additional capacity is necessary and will play an important role in ensuring continued reliability in and around our service territory. Examples include rebuilding and expanding substations, and constructing infrastructure such as splice chambers, cables, poles and line transformers. Additionally, given the need to fulfill renewable energy requirements mandated by Connecticut renewable portfolio standards, we believe that regional solutions in New England and Canada will likely require significant new transmission infrastructure to import renewable source generation into New England and Connecticut.

Conservative Financial Strategy.  We are focused on maintaining our investment grade credit profile and a balance sheet carefully structured to reflect our conservative approach, which we believe will provide us with financial flexibility to operate our business in the currently challenging economic environment and focus on the execution of our long-term strategic plan.

Experienced Management Team.  Our executive officers have an average of over 25 years of experience in the electric utility industry and are well respected by the DPUC and in the industry as a whole.

Pending Acquisition

General

On May 25, 2010, we entered into a definitive agreement with Iberdrola USA to acquire SCG, CNG and Berkshire for $1.296 billion, less net debt of approximately $411 million, subject to post-closing adjustment. This transaction is consistent with our core strategy to create shareowner value by investing in regulated utility businesses. The operations of SCG, CNG and Berkshire consist of regulated natural gas transportation, storage and distribution operations in Connecticut and Massachusetts.

SCG conducts natural gas transportation and distribution operations in Connecticut and, as of June 30, 2010, served approximately 173,000 customers in its service territory of approximately 512 square miles with a population of approximately 825,000. SCG’s service territory extends along the southern Connecticut coast from Westport to Old Saybrook and includes the urban cities of Bridgeport and New Haven.

CNG conducts natural gas transportation and distribution operations in Connecticut and, as of June 30, 2010, served approximately 158,000 customers in its service territory of approximately 716 square miles with a population of approximately 911,000, principally in the greater Hartford-New Britain area and Greenwich.

Berkshire conducts natural gas distribution operations in western Massachusetts and, as of June 30, 2010, served approximately 35,000 customers in its service territory of approximately 738 square miles with a population of approximately 190,000. Berkshire’s service territory includes the cities of Pittsfield and North Adams.

As of June 30, 2010, SCG, CNG and Berkshire together served approximately 366,000 natural gas customers. SCG, CNG and Berkshire serve a diverse range of customers in Connecticut and Massachusetts, including companies in information technology, insurance, light industry, and consumer goods manufacturing, as well as colleges, universities, resorts and recreational facilities. Of the 2009 retail gas revenues for SCG, CNG and Berkshire, approximately 58.0% were derived from residential sales, 28.6% from commercial sales, 2.8% from industrial sales and 10.6% from other sales. SCG, CNG and Berkshire’s revenues vary by season, with sales of natural gas generally highest during the winter months primarily due to space heating usage. Natural gas supply requirements are satisfied through purchases from a number of producers/suppliers, natural gas storage capacity contracts and winter peaking supplies and resources. Firm underground natural gas storage capacity is contracted for using long-term contracts. Firm transportation capacity is acquired under long-term contracts and is utilized to transport both natural gas supply purchased and natural gas withdrawn from storage to local distribution systems.

Consummation of the pending Acquisition is subject to numerous closing conditions, including receipt of DPUC approval that does not impose certain material conditions or changes. We expect to receive the DPUC’s final decision in November 2010. On August 31, 2010, the Massachusetts Department of Public Utilities, or DPU, issued an order determining that DPU approval is not required in connection with the Acquisition, although a motion to reconsider this order has been filed by the Massachusetts Attorney General.

Strategic Rationale

We believe that the Acquisition has the potential to create significant value for our shareowners and offer important benefits, including:

Scale Benefits:  The Acquisition more than doubles our customer base while allowing us to pursue joint procurement of goods and services and the consolidation of “back office” functions.

Attractive Financial Profile that Supports Our Dividend: The Acquisition is expected to improve cash flow per share immediately, and be accretive to earnings per share beginning in the first full year following closing of the Acquisition, which is currently expected to occur in the first quarter of 2011. This expected improvement in cash flow per share and earnings accretion will provide continued support for our common stock dividend.

Diversification within Our Core Business:  The Acquisition creates a diversified energy delivery platform across a larger geographic area, diversifying our revenue mix while allowing us to leverage our existing corporate infrastructure, personnel and processes.

Growth Opportunities:  The Acquisition creates opportunities for growth through efficient expansion of customer gas utilization.

Regulatory Environment:  Our electric utility, UI, maintains an excellent working relationship with the DPUC. We look forward to developing a similar working relationship with the DPUC on behalf of SCG and CNG, and to continuing the relationship Berkshire has already developed with the DPU.

Pro Forma Combined Business

Following the Acquisition, our corporate structure will be as follows:

Pro forma 2009 net income, pro forma 2009 adjusted EBITDA, pro forma 2009 adjusted net income, pro forma 2009 average rate base, and pro forma total customers for UIL Holdings as of June 30, 2010 are $67 million, $348 million, $79 million, $1,909 million and 690,000 customers, respectively. The contribution to each of these latter four measures is highlighted below. For a reconciliation of pro forma adjusted net income and pro forma adjusted EBITDA to pro forma net income, see “— Non-GAAP Financial Measures.”

(1)	Pro forma assumes $450 million of Acquisition debt financing; does not include any expected savings.
(2)	Rate base primarily includes, without limitation, net plant in service, working capital, certain regulatory assets/liabilities, and deferred taxes.
(3)	Approximately 130,000 customers of UIL Holdings are also customers of the Target Companies, and these customers are included in both the UIL Holdings and Target Companies customer totals.

Sources and Uses

The estimated sources and uses of the funds for the Acquisition, assuming the Acquisition had closed December 31, 2009, are shown in the table below. Actual amounts will vary from estimated amounts depending on several factors, including (i) the amount of net proceeds that we receive from this offering of notes and (ii) changes in SCG, CNG and Berkshire’s debt balances and net working capital from December 31, 2009 to the closing. There can be no assurance that the Acquisition will be consummated under the terms contemplated or at all.

Source of Funds	Amount	Use of Funds	Amount
	(in millions)		(in millions)

Existing Target Companies net debt(1)	$411	Existing Target Companies net debt(1)	$411
This offering	450	Equity value of Target Companies(2)	885
Recent common stock offering	524	Financing/acquisition fees(3)	49
		General corporate purposes	40

Total sources	$1,385	Total uses	$1,385

(1)	Reflects December 31, 2009 SCG, CNG and Berkshire debt of $430 million less SCG, CNG and Berkshire cash of $19 million.
(2)	Reflects the total estimated consideration to be paid to Iberdrola USA, indirect holder of all issued and outstanding shares of SCG, CNG and Berkshire common stock.
(3)	Reflects our estimate of fees associated with the Acquisition and related financing transactions, including financing fees, advisory fees and other transaction costs.

Recent Developments

On April 1, 2010, UI filed its proposed rates to implement decoupling and the underlying decoupling analysis for the 2009 rate year ended February 3, 2010. The filing requested the DPUC to undertake the review of the decoupling pilot contemplated originally for the later part of 2010 to determine if the decoupling pilot will be extended beyond the 2010 rate year. On September 1, 2010, the DPUC issued a decision that provides for UI’s decoupling mechanism to continue beyond the 2010 rate year, until such time as the DPUC makes a final determination on evaluating the decoupling mechanism and whether the mechanism should become permanent. The DPUC decision provides for that determination to be made in UI’s next decoupling proceeding. Based on the time frame of the proceeding to consider UI’s decoupling results for the 2009 rate year, UI’s filing for the 2010 rate year would be made approximately April 1, 2011 and decoupling would continue until the DPUC issues its decision as to whether to extend decoupling. As noted above, for the 2009 rate year, this decision occurred in September.

On September 22, 2010, we raised $501 million (after expenses) through a public offering of 20,355,000 shares of our common stock. We intend to use the net proceeds from the common stock offering to fund a portion of the cash consideration payable in connection with the Acquisition and for general corporate purposes.

Other Information

Our principal executive offices are located at 157 Church Street, New Haven, Connecticut 06506, and our telephone number is 203-499-2000. We maintain a website at www.uil.com where general information about us is available. We are not incorporating the contents of the website into this prospectus supplement. For additional information regarding our business, we refer you to our filings with the SEC incorporated into this prospectus supplement by reference. Please read “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

THE OFFERING

Issuer	UIL Holdings Corporation

Notes offered	$ aggregate principal amount of % notes due (the “notes”)

Maturity date	The notes will mature on .

Interest rate	The notes will bear interest at a rate of % per year.

Interest payment dates	and of each year, commencing on , 2011

Record dates	or , as the case may be, of each year immediately preceding each interest payment date

Optional redemption	The notes will be redeemable in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of (a) 100% of the principal amount of the notes to be redeemed and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus basis points. We will pay accrued and unpaid interest on the principal amount to be redeemed to the date of redemption. See “Description of the Notes — Optional Redemption.”

Special mandatory redemption	If, for any reason, we have not completed the acquisition of the Connecticut Gas Companies on or prior to August 25, 2011, we will redeem all of the notes on September 26, 2011. See “Description of the Notes — Special Mandatory Redemption.”

Ranking	The notes are our unsecured and unsubordinated obligations ranking equally with our other outstanding unsecured and unsubordinated indebtedness.

Use of proceeds	We intend to use the net proceeds from this offering to fund a portion of the cash consideration payable in connection with the Acquisition and for general corporate purposes. However, the consummation of this offering is not conditioned on the closing of the Acquisition. If we do not complete the acquisition of the Connecticut Gas Companies on or prior to August 25, 2011, we will use the net proceeds from this offering, together with cash on hand, to redeem the notes as described under “Description of the Notes — Special Mandatory Redemption.”

Certain covenants	The supplemental indenture that will govern the notes will contain certain negative covenants that, among other things, will:

• limit, to the extent set forth in this prospectus supplement, our ability and that of our subsidiaries to grant liens under certain circumstances; and

• limit, to the extent set forth in this prospectus supplement, our ability and that of our subsidiaries to enter into sale and leaseback transactions.

Additional notes	We may, without the consent of the holders of the notes, create and issue additional notes ranking equally with the notes in all respects so that the additional notes will be consolidated and form a single series with the notes.

Risk factors	Investing in the notes involves risks. You should read the “Risk Factors” beginning on page S-15 of this prospectus supplement and Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2009 and Part II — Item 1A of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 for important information regarding us and an investment in the notes before deciding to purchase the notes.

Form and denominations	The notes will initially be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, New York, New York. The notes will be issued only in registered form without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Trustee	The Bank of New York Mellon Trust Company, N.A., formerly The Bank of New York Trust Company, N.A.

Summary Historical and Pro Forma Financial Information

The following tables set forth certain historical financial information for UIL Holdings, as well as certain pro forma financial information giving effect to the Acquisition.

Our Summary Historical Financial Information

The following tables set forth, for the periods and at the dates indicated, our summary consolidated financial data. We have derived the summary consolidated income statement data for each of the three years in the period ended December 31, 2009 and the summary consolidated balance sheet data at December 31, 2009 and 2008 from our audited consolidated financial statements incorporated by reference into this prospectus supplement. We have derived the summary consolidated income statement data for the six months ended June 30, 2010 and June 30, 2009 and the summary consolidated balance sheet data at June 30, 2010 from our unaudited consolidated financial statements incorporated by reference into this prospectus supplement. Historical results are not indicative of the results to be expected in the future. In addition, our results for the six months ended June 30, 2010 are not necessarily indicative of results expected for the full year of 2010. You should read these data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes in our Annual Report on Form 10-K for the year ended December 31, 2009, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, which are incorporated by reference into this prospectus supplement.

				Six Months Ended
	Years Ended December 31,			June 30,
	2007	2008	2009	2009	2010
	(in thousands)

Income Statement Data:
Total operating revenues	$981,999	$948,720	$896,550	$435,874	$427,396
Total operating expenses	891,834	834,593	774,382	376,449	369,003
Operating income	90,165	114,127	122,168	59,425	58,393
Net income	44,697	48,148	54,317	25,811	26,178
Other Financial Data:
Depreciation and amortization	90,370	101,129	98,116	46,796	54,289
Adjusted EBITDA(1)	177,146	214,867	220,284	106,221	112,682
Adjusted net income(1)	44,697	48,148	54,317	25,811	26,178

	At December 31,		At June 30,
	2008	2009	2010
	(in thousands)

Balance Sheet Data:
Assets
Current assets:
Unrestricted cash and temporary cash investments	$7,730	$15,269	$17,837
Total current assets	257,623	236,694	231,353
Net property, plant and equipment	1,073,588	1,153,001	1,206,584
Total assets	2,083,186	2,221,760	2,195,155
Liabilities and capitalization
Current liabilities:
Current portion of long-term debt	55,286	58,256	59,426
Line of credit borrowings	148,000	—	30,000
Total current liabilities	372,138	243,334	271,122
Total liabilities	1,059,576	974,035	940,534
Capitalization:
Long-term debt	549,031	673,549	676,243
Common stock equity:
Common stock	328,824	422,008	425,154
Paid-in capital	13,771	14,859	15,665
Unearned employee stock ownership plan equity	(712)	—	—
Retained earnings	132,696	137,309	137,559
Net common stock equity	474,579	574,176	578,378
Total capitalization	1,023,610	1,247,725	1,254,621
Total liabilities and capitalization	2,083,186	2,221,760	2,195,155

(1)	For a reconciliation of these non-GAAP measures to net income, see “— Non-GAAP Financial Measures.”

Summary Unaudited Pro Forma Financial Information

The following tables set forth, for the periods and at the dates indicated, summary unaudited pro forma financial information for UIL Holdings after giving effect to the Acquisition. The summary unaudited pro forma income statement information for the six months ended June 30, 2010 and year ended December 31, 2009 gives effect to the Acquisition as if it were completed on January 1, 2009. The summary unaudited pro forma balance sheet information as of June 30, 2010 gives effect to the Acquisition as if it were completed on June 30, 2010. We have derived this summary unaudited pro forma financial information from the unaudited pro forma condensed combined financial statements contained in our Current Report on Form 8-K filed with the SEC on August 18, 2010 as amended by Form 8-K/A Amendment No. 1 filed September 9, 2010, which is incorporated by reference into this prospectus supplement; provided, however that in the information below we have included $524 million we raised through our recent offering of common stock rather than $500 million as was assumed for purposes of the unaudited pro forma condensed combined financial statements and we have assumed that we will raise $450 million in this offering rather than $400 million as was assumed for purposes of the unaudited pro forma condensed combined financial statements. This summary unaudited pro forma financial information should be read in conjunction with the unaudited pro forma condensed combined financial statements and accompanying notes, together with the available underlying financial statements and accompanying notes referenced therein.

The combined historical consolidated financial information has been adjusted in the summary unaudited pro forma financial information below to give effect to pro forma events that are: (1) directly attributable to the Acquisition; (2) factually supportable; and (3) with respect to income statement information, expected to have a continuing impact on the combined results of UIL Holdings and the Target Companies.

The summary unaudited pro forma financial information below does not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies or restructuring that could result from the Acquisition. Further, the summary unaudited pro forma financial information does not reflect the effect of any regulatory actions that may impact the unaudited pro forma condensed combined financial statements when the Acquisition is completed.

The summary unaudited pro forma income statement information for the six months ended June 30, 2010 and year ended December 31, 2009 reflect certain nonrecurring charges. The summary unaudited pro forma income statement information for the six months ended June 30, 2010 includes an after-tax goodwill impairment charge of $271.2 million, and certain nonrecurring offsets to expenses totaling $2 million after-tax. The summary unaudited pro forma income statement information for the year ended December 31, 2009 includes nonrecurring expenses totaling $12 million after-tax.

Assumptions and estimates underlying the pro forma adjustments are described in the notes accompanying the unaudited pro forma condensed combined financial statements incorporated by reference into this prospectus supplement, which should be read in connection with the summary unaudited pro forma financial information. Since the summary unaudited pro forma financial information has been prepared in advance of the close of the Acquisition, the final amounts recorded upon closing may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed.

The summary unaudited pro forma financial information below has been presented for illustrative purposes only and is not necessarily indicative of results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated, or the future consolidated results of operations or financial position of the combined company. In addition, results for the six months ended June 30, 2010 are not necessarily indicative of results expected for the full year of 2010.

	Year Ended	Six Months Ended
	December 31,	June 30,
	2009	2010
	(in thousands)

Pro Forma Income Statement Data:
Total operating revenues	$1,628,779	$874,429
Total operating expenses	1,445,881	1,008,264
Operating income	182,898	(133,835)
Net income (loss)	66,834	(210,708)
Pro Forma Other Financial Data:
Depreciation and amortization	143,745	77,848
Adjusted EBITDA(1)	348,037	211,785
Adjusted net income(1)	78,858	58,443

At June 30, 2010
(in thousands)

Pro Forma Balance Sheet Data:
Assets
Current assets:
Unrestricted cash, restricted cash and temporary cash investments	$149,496
Total current assets	572,347
Net property, plant and equipment	2,187,078
Total assets	4,199,471
Liabilities and capitalization
Current liabilities:
Current portion of long-term debt	102,426
Line of credit borrowings	30,000
Total current liabilities	415,121
Total liabilities	1,626,650
Capitalization:
Long-term debt	1,504,243
Preferred stock equity	868
Common stock equity:
Common stock	922,763
Paid-in capital	15,665
Retained earnings	129,282
Net common stock equity	1,067,710
Total capitalization	2,572,821
Total liabilities and capitalization	4,199,471

(1)	For a reconciliation of these non-GAAP measures to pro forma net income, see “— Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

The body of accounting principles generally accepted in the United States is commonly referred to as “GAAP.” A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this prospectus supplement, we disclose adjusted EBITDA, pro forma adjusted EBITDA, adjusted net income and pro forma adjusted net income, each of which is a non-GAAP financial measure.

We define adjusted EBITDA as income before interest expense, income taxes, depreciation and amortization and other income. We define pro forma adjusted EBITDA as pro forma net income before interest expense, income taxes, depreciation and amortization, other income, and certain specified one-time charges. We believe adjusted EBITDA and pro forma adjusted EBITDA are important measures of operating performance because they allow management, investors and others to evaluate and compare our core operating results, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences, and other non-recurring items.

We define adjusted net income as net income before one-time items related to goodwill, workforce separation costs, retirement and insurance plans, parent allocations and miscellaneous items. We define pro forma adjusted net income as pro forma net income before one-time items related to goodwill, workforce separation costs, retirement and insurance plans, parent allocations and miscellaneous items. We believe adjusted net income and pro forma adjusted net income are important measures of operating performance because they allow management, investors and others to evaluate and compare our core operating results, including our return on capital and operating efficiencies, from period to period by removing the impact of specific non-recurring items.

In addition to their use by management, we also believe adjusted EBITDA, pro forma adjusted EBITDA, adjusted net income and pro forma adjusted net income are measures widely used by securities analysts, investors and others to evaluate the financial performance of our company and other companies in the utilities industry. Other companies may calculate adjusted EBITDA, pro forma adjusted EBITDA, adjusted net income and pro forma adjusted net income differently, and therefore our adjusted EBITDA, pro forma adjusted EBITDA, adjusted net income and pro forma adjusted net income may not be comparable to similarly titled measures of other companies.

Adjusted EBITDA, pro forma adjusted EBITDA, adjusted net income and pro forma adjusted net income are not measures of financial performance under GAAP, and should not be considered in isolation or as an alternative to net income, cash flows from operating activities and other measures determined in accordance with GAAP. Items excluded from adjusted EBITDA, pro forma adjusted EBITDA, adjusted net income and pro forma adjusted net income are significant and necessary components to the operations of our business and the Target Companies, and, therefore, adjusted EBITDA, pro forma adjusted EBITDA, adjusted net income and pro forma adjusted net income should only be used as a supplemental measure of operating performance. Some of the limitations of adjusted EBITDA and pro forma adjusted EBITDA are that such measures: (i) do not reflect all of our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) do not reflect changes in, or cash requirements for, our working capital needs, (iii) do not reflect income tax payments we are required to make, and (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA and pro forma adjusted EBITDA do not reflect any cash requirements for such replacements.

The following is a reconciliation of (i) our net income, the most directly comparable GAAP financial measure, to adjusted net income and adjusted EBITDA, and (ii) our pro forma net income, the most directly comparable GAAP financial measure, to pro forma adjusted net income and pro forma adjusted EBITDA:

	Year Ended			Six Months Ended
Net Income to Adjusted Net	December 31,			June 30,
Income (UIL Holdings Historical)	2007	2008	2009	2009	2010
	(in thousands)

Net income (GAAP)	$44,697	$48,148	$54,317	$25,811	$26,178
Total after-tax adjustments	—	—	—	—	—

Adjusted net income	44,697	48,148	54,317	25,811	26,178

	Year Ended			Six Months Ended
Net Income to Adjusted EBITDA	December 31,			June 30,
(UIL Holdings Historical)	2007	2008	2009	2009	2010
	(in thousands)

Net income (GAAP)	$44,697	$48,148	$54,317	$25,811	$26,178
Adjustments
Interest expense, net	26,546	34,152	40,400	19,793	21,018
Income tax expense	29,119	34,572	33,096	17,666	19,268
Depreciation and amortization	90,370	101,129	98,116	46,796	54,289
Other deductions/(income)(1)	(13,586)	(3,134)	(5,645)	(3,845)	(8,071)

Total pre-tax adjustments	132,449	166,719	165,967	80,410	86,504

Adjusted EBITDA	177,146	214,867	220,284	106,221	112,682

(1)	Other deductions/(income) consists of “Other income and (deductions), net” plus “Income (loss) from equity investments.”

Pro Forma Net Income to Pro Forma Adjusted	Year Ended	Six Months Ended
Net Income	December 31, 2009	June 30, 2010
	(in thousands)

Net income (GAAP)	$66,834	$(210,708)
One-time adjustments
Goodwill impairment	—	271,175
Workforce separation costs	1,380	(906)
Expenses related to retirement and insurance plans	6,897	(1,118)
Expense allocations from parent and miscellaneous items	3,746	—

Total after-tax adjustments	12,023	269,151

Adjusted net income	78,858	58,443

	Year Ended	Six Months Ended
Pro Forma Net Income to Pro Forma Adjusted EBITDA	December 31, 2009	June 30, 2010
	(in thousands)

Net income (GAAP)	$66,834	$(210,708)
Adjustments
Interest expense, net	96,038	47,817
Income tax expense	28,341	42,108
Depreciation and amortization	143,745	77,848
Other deductions/(income)(1)	(8,360)	(13,081)
One-time adjustments
Goodwill impairment	—	271,175
Workforce separation costs	2,300	(1,510)
Expenses related to retirement and insurance plans	12,895	(1,864)
Expense allocations from parent and miscellaneous items	6,244	—

Total pre-tax adjustments	281,203	422,493

Adjusted EBITDA	348,037	211,785

(1)	Other deductions/(income) consists of “Other income and (deductions), net” plus “Income (loss) from equity investments” of UIL Holdings.

RISK FACTORS

In considering whether to purchase notes, you should carefully consider all of the information we have included or incorporated by reference into this prospectus supplement and the accompanying prospectus. In particular, you should consider the risk factors described in our periodic reports filed with the SEC, including those set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, which are incorporated by reference into this prospectus supplement, as well as the following additional risks described below:

Risks relating to the notes

The notes are structurally subordinated to the indebtedness and other liabilities of our subsidiaries and our ability to service our debt is dependent on the performance of our subsidiaries.

The notes are our obligations exclusively and are not guaranteed by any of our subsidiaries. Accordingly, the notes are structurally subordinated to the liabilities, including trade payables, lease commitments and moneys borrowed, of our subsidiaries. In addition, the indenture governing the notes does not contain any limitation on the amount of liabilities, such as trade payables, that may be incurred by our subsidiaries. Moreover, our right to receive assets of any subsidiary upon its liquidation or reorganization, and the ability of holders of the notes to benefit indirectly from those assets, will be effectively subordinated to the claims of creditors, including trade creditors, of that subsidiary.

Nearly all of our operations are conducted through our subsidiaries. We expect that payments of interest and principal that we make on the notes will be made only to the extent that our operating subsidiaries can distribute cash or other property to us. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due under the notes or to make any funds available to us for that purpose, whether by dividends, loans or other payments.

The indenture does not restrict the amount of additional debt that we may incur.

The notes and the indenture under which the notes will be issued do not place any limitation on the amount of debt that may be incurred by us. Our incurrence of additional debt may have important consequences for you as a holder of the notes, including making it more difficult for us to satisfy our obligations with respect to the notes, a loss in the trading value of your notes, if any, and a risk that the credit rating of the notes is lowered or withdrawn.

     If an active trading market does not develop for the notes, you may be unable to sell your notes or to sell your notes at a price that you deem sufficient.

The notes are new issues of securities for which there currently is no established trading market. We do not intend to list the notes on a national securities exchange. While the underwriters of the notes have advised us that they intend to make a market in the notes, the underwriters will not be obligated to do so and may stop their market-making at any time. We cannot assure you:

•	that a market for the notes will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell any notes you may own, or the price at which you may be able to sell your notes.

Changes in our credit ratings or the debt markets could adversely affect the price of the notes.

The price at which the notes may be sold depends on many factors, including:

•	our credit ratings with major credit rating agencies;

•	the prevailing interest rates being paid by, or the market price for the notes issued by, other comparable companies or companies in similar industries to us;

•	our financial condition, financial performance and future prospects;

•	the overall condition of the financial markets; and

•	the market, if any, for the notes.

Financial market conditions and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. These fluctuations could have an adverse effect on the price of the notes. In addition, credit rating agencies periodically review their ratings and ratings outlook for various companies, including us. The credit rating agencies evaluate our industry as a whole, our competitors and various markets in which we compete, and may change their credit rating for us based on their view of these factors. A negative change in our rating or outlook could have an adverse effect on the price of the notes.

Risks associated with the consummation of our pending Acquisition

The Acquisition is subject to the receipt of governmental approvals that may impose conditions that could have an adverse effect on us or lead the Board of Directors to not accept the conditions and not consummate the acquisition, or, if such approvals are not obtained, could prevent consummation of the Acquisition.

Before the Acquisition may be completed, various approvals must be obtained from governmental authorities. These authorities may impose conditions on the completion of the Acquisition or require changes to the terms of the Acquisition. Such conditions or changes could have the effect of delaying consummation of the Acquisition, or imposing additional costs associated with, or limiting the benefits expected to be derived from, the Acquisition. Additionally, pursuant to the terms of the definitive agreement, if the approvals impose certain material conditions or changes, we may decide not to consummate the Acquisition.

We may fail to realize all of the expected benefits of the Acquisition.

To be successful after the Acquisition, we will need to economically and efficiently provide the shared services and business support functions to the Target Companies that are currently provided by affiliates of the Target Companies. This will involve expanding our current business support functions and processes to incorporate the Target Companies. The acquisition and integration of independent companies is a complex, costly and time-consuming process. As a result, after the consummation of the Acquisition, we will be required to devote significant management attention and resources to integrating the diverse business practices and operations of UIL Holdings and the Target Companies. The integration process may divert the attention of our executive officers and management from day-to-day operations and disrupt the business of our subsidiaries and, if implemented ineffectively, preclude realization of the full expected benefits of the Acquisition. Our failure, after the Acquisition, to meet the challenges involved in successfully expanding our shared services and business support functions to incorporate the Target Companies or otherwise to realize any of the anticipated benefits of the Acquisition could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations. In addition, the overall integration of the Target Companies may result in unanticipated problems, expenses, or liabilities (including the effects of any undisclosed or potential legal or tax liabilities of the Target Companies), and may cause UIL Holdings’ stock price to decline. The difficulties of integrating the Target Companies include, among others:

•	retaining key employees;

•	the diversion of management’s attention from ongoing business concerns;

•	unanticipated issues in integrating information, financial and other support systems; and

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations.

In addition, even if the businesses and operations of UIL Holdings and the Target Companies are integrated successfully, we may not fully realize the expected benefits of the Acquisition within the intended time frame, or at all. Further, because the businesses of UIL Holdings and the Target Companies differ, our results of operations after the Acquisition may be affected by factors different from those existing prior to the Acquisition and may suffer as a result of the Acquisition. As a result, the integration of the businesses and operations of UIL Holdings with the Target Companies may not result in the realization of the full benefits anticipated from the Acquisition.

We will be expanding our operations into new geographic areas as a result of the Acquisition.

The market areas in Massachusetts served by Berkshire are areas in which we do not currently operate. In order to operate effectively in these new markets, we will need to understand the local market and regulatory environment and identify and retain certain employees from Berkshire who are familiar with these markets. If we are not successful in retaining these employees or operating in these new geographic areas, we may not be able to fully realize the expected benefits of the Acquisition.

We will incur significant transaction and integration costs in connection with the Acquisition.

We will incur significant transaction costs related to the Acquisition. In addition, we will incur integration costs following the completion of the Acquisition as our shared services and business support functions are expanded to incorporate the businesses of the Target Companies. Although management expects that the realization of benefits and efficiencies related to the integration of the businesses may offset these transaction and integration costs over time, no assurances can be made that this net benefit will be achieved in the near term, or at all, which could adversely affect our financial condition and results of operations.

The unaudited pro forma financial information included elsewhere in this prospectus supplement may not be representative of the combined results of UIL Holdings and the Target Companies after the consummation of the Acquisition, and accordingly, you have limited financial information on which to evaluate the integrated companies.

We and the Target Companies currently operate as separate companies. We have had no prior history as an integrated entity and our operations have not previously been managed on an integrated basis. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Acquisition been completed at or as of the dates indicated, nor is it indicative of our future operating results or financial position. The unaudited pro forma financial information does not reflect future events that may occur after the Acquisition, including the potential realization of operating cost savings or costs related to the planned integration of the Target Companies, and does not consider potential impacts of current market conditions on revenues or expenses. The pro forma financial information presented in this prospectus supplement is based in part on certain assumptions regarding the Acquisition that we believe are reasonable under the circumstances. We cannot assure you that our assumptions will prove to be accurate over time.

Following the consummation of the Acquisition, we will be dependent on Iberdrola USA for certain transitional services to be provided pursuant to a transition agreement. The failure of Iberdrola USA to perform its obligations under the transition agreement could adversely affect our business, financial results and financial condition.

We will be initially dependent upon Iberdrola USA to continue to provide certain shared services and business support functions in areas such as technology, finance and human resources, along with management support, for a period of time after the consummation of the Acquisition to facilitate the integration of the Target Companies. The terms of these arrangements will be governed by a transition agreement to be entered into as of the closing of the Acquisition. If Iberdrola USA fails to perform its obligations under the transition agreement, we may not be able to perform such services or obtain such services from third parties at all or on favorable terms. In addition, upon termination of the transition agreement, if we are unable to perform such services or obtain such services from third parties, it could adversely affect our business, financial results and financial condition.

The consummation of the Acquisition is subject to numerous closing conditions, including the availability of debt financing on satisfactory terms sufficient to enable us to pay the Acquisition purchase price. If the closing conditions are not satisfied and the Acquisition is not consummated, we would be required to pay Iberdrola USA a termination fee of $50 million under certain circumstances.

The Acquisition is subject to numerous closing conditions, including the availability of debt financing on satisfactory terms sufficient to enable us to pay the Acquisition purchase price, receipt of required approval from the DPUC that does not impose certain material conditions or changes, and the absence of injunctions or restraints imposed by governmental entities. While we expect that each of the closing conditions will be satisfied and that the

Acquisition will be consummated, there can be no assurances that this will occur. If the closing conditions are not satisfied and the Acquisition is not consummated, we may be required to pay Iberdrola USA a termination fee of $50 million, which could adversely affect our business, financial results and financial condition.

The Acquisition will expose us to additional risks and uncertainties with respect to the Target Companies and their operations.

The Target Companies will generally be subject to similar risks that we are subject to in our existing businesses. In addition, the Target Companies will be subject to the following additional risks:

•	Their natural gas distribution activities involve numerous risks that may result in accidents and other operating costs. There are inherent in natural gas distribution activities a variety of hazards and operating risks which could cause financial losses and exposure, significant damage to property, environmental pollution and impairment of operations.

•	Environmental costs and liabilities associated the natural gas business may differ from those of our existing business.

We will be subject to business uncertainties while the Acquisition is pending.

The preparation required to complete the Acquisition may place a significant burden on management and internal resources. The additional demands on management and any difficulties encountered in completing the Acquisition and with the transition and integration process could adversely affect our financial results.

Failure to complete the Acquisition could negatively affect our future business and financial results.

If the Acquisition is not completed, we will be subject to a number of risks, including:

•	We may be required to pay Iberdrola USA, under specified circumstances set forth in the definitive agreement, a termination fee of $50 million.

•	We must pay costs related to the Acquisition, including legal, accounting, financial advisory, filing and printing costs, whether the Acquisition is completed or not.

•	We could be subject to litigation related to the failure to complete the Acquisition or other factors, which litigation may adversely affect our business and financial results.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $      million from the sale of notes in this offering after deducting underwriters’ discounts and commissions and estimated expenses of this offering. We intend to use the net proceeds from this offering to fund a portion of the cash consideration payable in connection with the Acquisition and for general corporate purposes. However, the consummation of this offering is not conditioned on the closing of the Acquisition. If we do not complete the acquisition of the Connecticut Gas Companies on or prior to August 25, 2011, we will use the net proceeds from this offering, together with cash on hand, to redeem the notes as described under “Description of the Notes — Special Mandatory Redemption.” See “Prospectus Supplement Summary — Pending Acquisition.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2010 on an actual basis and on an as adjusted basis to give effect to this offering, our recent common stock offering and the intended use of the net proceeds from this offering. See “Use of Proceeds.”

The historical data in the table are derived from, and should be read in conjunction with, our historical financial statements, including accompanying notes, incorporated by reference in this prospectus supplement. You should also read this table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto from our Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010.

	As of June 30, 2010
				Percentage of
		Percentage of		Total
		Total		Capitalization
	Amount	Capitalization(1)	As Adjusted	As Adjusted(1)
	(in thousands)		(in thousands)

Unrestricted cash and temporary cash investments	$17,837		$936,452(2)
Line of credit borrowings	30,000		—
Long-term debt, including current portion of $59,426	735,669	55.98%	1,185,669	52.33%
Common stock equity
Common stock	425,154	32.36%	926,694	40.90%
Paid-in capital	15,665	1.19%	15,665	0.70%
Retained earnings	137,559	10.47%	137,559	6.07%

Net common stock equity	578,378	44.02%	1,079,918	47.67%

Total capitalization	$1,254,621	100.00%	2,206,161	100.00%

If the Acquisition closes, the proceeds of this offering will be used in accordance with the Sources and Uses table set forth on page S-6 and until so used or used for general corporate purposes, will be held in cash or cash equivalents. See “Prospectus Supplement Summary — Pending Acquisition” for a description of the Acquisition.

(1)	Total capitalization for purposes of these percentages includes the $59,426,000 current portion of long-term debt, which amount is not included in the total capitalization amounts set forth in this table.

(2)	Unrestricted cash and temporary cash investments, as adjusted, includes $501 million (after expenses) we raised through our recent common stock offering.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the indicated periods is as follows:

Period	Ratio

Twelve months ended December 31, 2005	3.07
Twelve months ended December 31, 2006	3.96
Twelve months ended December 31, 2007	3.49
Twelve months ended December 31, 2008	3.12
Twelve months ended December 31, 2009	2.92
Six months ended June 30, 2010	2.88

DESCRIPTION OF THE NOTES

The notes due          ,      (the “notes”) constitute a series of senior debt securities described in the accompanying prospectus. This description supplements, and to the extent inconsistent therewith, replaces the descriptions of the general terms and provisions contained in “Description of Debt Securities” in the accompanying prospectus.

The notes will be issued under an indenture dated October   , 2010, as supplemented by the first supplemental indenture thereto dated October   , 2010 (as supplemented, the “indenture”), entered into with The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as trustee. We urge you to read the indenture because it, not the summaries below and in the accompanying prospectus, defines your rights. You may obtain a copy of the indenture from us without charge. See “Where You Can Find More Information” in this prospectus supplement and in the accompanying prospectus. The trustee will initially be the securities registrar and paying agent and will act as such only at its offices in New York, New York. We may at any time designate additional paying agents or rescind the designations or approve a change in the offices where they act.

General

The notes will mature on          ,          , and will bear interest at     % per annum from October   , 2010, or from the most recent date on which interest has been paid or provided for, payable semiannually in arrears to holders of record at the close of business on the           or           immediately preceding the interest payment date on           and           of each year, commencing          , 2011.

If any interest payment date, date of redemption or the maturity date of any of the notes is not a business day, then payment of principal and interest will be made on the next succeeding business day. No interest will accrue on the amount so payable for the period from that interest payment date, redemption date or maturity date, as the case may be, to the date payment is made. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The notes do not contain any sinking fund provisions.

The notes will be issued only in registered form without coupons, in denominations of $2,000 or integral multiples of $1,000 in excess thereof. No service charge will be made for any registration of transfer or any exchange of notes, but we may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

The notes will be our unsecured and unsubordinated obligations ranking equally with our other outstanding unsecured and unsubordinated indebtedness.

Additional Notes

We may, without the consent of the holders of the notes, create and issue additional notes ranking equally with the notes in all respects, including having the same CUSIP number of the notes, so that the additional notes will be consolidated and form a single series with the notes and will have the same terms as to status or otherwise as the notes; provided, that the additional notes will be issued with no more than de minimis original issue discount for U.S. federal income tax purposes or be part of a qualified reopening for U.S. federal income tax purposes.

Special Mandatory Redemption

If, for any reason, we have not completed the acquisition of the Connecticut Gas Companies on or prior to August 25, 2011, we will redeem all of the notes on September 26, 2011 at the Special Mandatory Redemption Price. If this occurs, notice of a special mandatory redemption will be mailed promptly after August 25, 2011 to each holder of the notes at its registered address. If funds sufficient to pay the Special Mandatory Redemption Price (including any accrued and unpaid interest) of all of the notes to be redeemed on September 26, 2011 are deposited with the paying agent on or before September 26, 2011, the notes will cease to bear interest on and after that date.

“Special Mandatory Redemption Price” means 101% of the aggregate principal amount of the notes with accrued and unpaid interest from the date of initial issuance to but excluding September 26, 2011.

Optional Redemption

We may, at our option, at any time and from time to time redeem all or any portion of the notes, on not less than 30 nor more than 60 days’ prior notice mailed to the holders of the notes to be redeemed, at a redemption price equal to the greater of (a) 100% of the principal amount of the notes to be redeemed and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed that would be due after the related redemption date but for that redemption (except that, if that redemption date is not an interest payment date, the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued thereon to the redemption date), discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months). The discount rate for the notes will be the Treasury Rate plus           basis points.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date but not less than zero.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date, (a) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or (b) if we obtain fewer than four of those Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations obtained.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means each of Banc of America Securities LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated and their successors and two other nationally recognized investment banking firms that are Primary Treasury Dealers specified from time to time by us, except that if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will designate as a substitute another nationally recognized investment banking firm that is a Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us (and provided to the trustee) by that Reference Treasury Dealer as of 3:30 p.m., New York City time, on the third business day preceding that redemption date.

On and after any redemption date, interest will cease to accrue on the notes called for redemption. Prior to any redemption date, we are required to deposit with a paying agent money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If we are redeeming less than all the notes, the trustee under the indenture must select the notes to be redeemed either pro rata, by lot or by such other method as the trustee deems appropriate and fair.

Certain Covenants

Restrictions on Liens

The indenture governing the notes contains certain covenants that, among other things, will prohibit UIL Holdings and its subsidiaries from creating, assuming, incurring or suffering to exist any lien upon or with respect to any property or assets, whether now owned or hereafter acquired, without making effective provision whereby the notes will be secured by that lien equally and ratably with or prior to any and all indebtedness and other obligations to be secured thereby, except that this covenant will not prohibit:

•	liens in respect of property of UIL Holdings or any of its subsidiaries existing on the date of the indenture;

•	liens in respect of property acquired or constructed by UIL Holdings or any of its subsidiaries after the date of the indenture, which are created at the time of or within 120 days after acquisition or completion of construction of that property to secure indebtedness assumed or incurred to finance all or any part of the purchase price or cost of construction of that property, provided that in that case (a) none of those liens extend to or cover any other property of UIL Holdings or any of its subsidiaries, as the case may be, and (b) the aggregate principal amount of indebtedness secured by all of those liens in respect of that property does not exceed the cost of that property and any improvements then being financed;

•	liens in respect of property acquired by UIL Holdings or any of its subsidiaries after the date of the indenture, existing on that property at the time of acquisition thereof (and not created in anticipation thereof) or, in the case of any person that after the date of the indenture becomes a subsidiary of UIL Holdings or is consolidated with or merged with or into UIL Holdings or any of its subsidiaries or sells, leases or otherwise disposes of all or substantially all of its property to UIL Holdings or any of its subsidiaries, liens existing at the time that person becomes a subsidiary or is so consolidated or merged or effects that sale, lease or other disposition of property (and not created in anticipation thereof), provided that in any case that the lien does not extend to or cover any other property of UIL Holdings or that subsidiary, as the case may be;

•	liens securing indebtedness owed by a subsidiary of UIL Holdings to UIL Holdings or any of its subsidiaries;

•	extensions, renewals or replacements of any liens permitted above (including successive extensions, renewals and replacements), provided in each case that the principal amount of indebtedness (or the maximum commitment therefor) secured by that lien is not increased and that lien does not extend to or cover any property other than the property covered by that lien on the date of that extension, renewal or replacement;

•	liens (a) for taxes or assessments or other governmental charges or levies, either not yet delinquent or which are being contested in good faith by appropriate proceedings, provided that we have established adequate reserves therefor in accordance with GAAP, (b) created by or resulting from litigation or legal proceedings which are currently being contested in good faith by appropriate proceedings and (c) incidental to the normal conduct of the business of UIL Holdings or any of its subsidiaries or the ownership of its property which are not incurred in connection with the incurrence of indebtedness and which do not in the aggregate materially impair the use of that property in the operation of the business of UIL Holdings and its subsidiaries taken as a whole or the value of that property for the purposes of that business; or

•	liens which would otherwise not be permitted above, securing additional indebtedness of UIL Holdings or any of its subsidiaries, provided that Priority Debt does not exceed 10% of its consolidated capitalization.

“Priority Debt” means, at any date, the sum (without duplication) of (a) the aggregate unpaid principal amount of indebtedness (including capitalized lease obligations) of UIL Holdings and its subsidiaries secured by liens (other than liens permitted above, excluding the last bullet point above) plus (b) the aggregate attributable debt (the total amount of rent (discounted semiannually from the respective due dates thereof at the interest rate implicit in the lease) required to be paid by the lessee under the lease during the remaining term thereof) in connection with all sale and leaseback transactions of UIL Holdings and its subsidiaries entered into after the date of the indenture plus (c) the aggregate unpaid principal amount of indebtedness of all subsidiaries of UIL Holdings (other than indebtedness permitted above, excluding the last bullet point above).

Restrictions on Sales and Leasebacks

The indenture governing the notes contains a covenant that will prohibit UIL Holdings and its subsidiaries from entering into any arrangement, directly or indirectly, with any person whereby UIL Holdings or any of its subsidiaries will sell, lease or transfer any asset, whether now owned or hereafter acquired, and then or thereafter rent or lease as lessee that asset or any part thereof or any other asset that UIL Holdings or that subsidiary, as the case may be, intends to use for substantially the same purposes as the asset being sold, leased or transferred, unless:

•	that sale and leaseback transaction involves an asset upon which a lien would at the time be permitted by the second bullet point above under “— Restrictions on Liens” without equally and ratably securing the notes or that sale and leaseback transaction is between UIL Holdings and one of its subsidiaries as lessee and involves an asset subject to a lien permitted by the fourth bullet point above under “— Restrictions on Liens”;

•	the lease is for a period not exceeding one year, at the expiration of which it is intended that the use of the asset by the lessee will be discontinued; or

•	Priority Debt (which includes the attributable debt resulting from that sale and leaseback transaction) does not exceed 10% of consolidated capitalization.

Defeasance

The notes are subject to our ability to choose “legal defeasance” and “covenant defeasance” as described under “Description of Debt Securities — Satisfaction, Discharge and Covenant Defeasance” in the accompanying prospectus.

Book-entry System

The notes will be initially issued in global form, and definitive certificated notes will not be issued except in the limited circumstances described under “Forms of Securities — Global Securities” in the accompanying prospectus. One or more fully registered global certificates representing the notes (the “global securities”) will be issued for the notes, in the aggregate principal amount thereof, and will be deposited with or on behalf of The Depository Trust Company (“DTC”), as depositary, and registered in the name of Cede & Co., as DTC’s nominee. The provisions relating to global securities, including those set forth under “Forms of Securities — Global Securities” in the accompanying prospectus, will apply to the notes.

Investors may hold interests in the global securities through DTC in the United States: if they are participants in DTC, or indirectly through organizations that are participants in DTC. Clearstream Banking, société anonyme (“Clearstream”) and Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold those interests in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. currently acts as U.S. depositary for Clearstream and JP Morgan Chase Bank currently acts as U.S. depositary for Euroclear (in those capacities, the “U.S. depositaries”).

DTC

DTC advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934 (the “Exchange Act”). DTC holds securities that its participants (“DTC participants”) deposit with DTC. DTC also facilitates the settlement among DTC participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in DTC participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct DTC participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly. The rules applicable to DTC and DTC participants are on file with the Securities and Exchange Commission.

Clearstream

Clearstream advises that it is incorporated under Luxembourg law as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream participants”) and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. Clearstream is subject to regulation by the Commission de Surveillance du Secteur Financier. Clearstream participants are recognized financial institutions around the world, including securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to other institutions, such as banks, brokers, dealers and trust companies that clear transactions through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly.

Distributions with respect to interests in the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Euroclear

Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear participants”) and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear operator”). All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear transactions through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (the “terms and conditions”). The terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to the notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions of Euroclear, to the extent received by the U.S. depositary for Euroclear.

Book-entry System Procedures

Purchases of notes under DTC’s system must be made by or through direct DTC participants, which will receive a credit for those notes on DTC’s records. The ownership interest of the actual purchasers of the notes represented by a global security, who are the beneficial owners of the notes, is in turn to be recorded on the direct and indirect DTC participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect DTC participants through which the beneficial owners entered into the transaction. Transfers of ownership interests in any global security representing notes are to be accomplished by entries made on the books of DTC participants acting on behalf of beneficial owners.

The deposit of global securities with or on behalf of DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global securities representing the notes. DTC’s records reflect only the identity of the direct DTC participants to whose accounts notes are credited, which may or may not be the beneficial owners. DTC participants are responsible for keeping account of their holdings on behalf of their customers.

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer beneficial interests in a global security.

Conveyance of notices and other communications by DTC to direct DTC participants, by direct DTC participants to indirect DTC participants, and by direct DTC participants and indirect DTC participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time. Redemption notices will be sent to DTC. If less than all of the notes are being redeemed, DTC’s practice is to determine by lot the interest of each DTC participant in the notes to be redeemed.

Neither DTC nor Cede & Co. will itself consent or vote with respect to the global securities representing the notes. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct DTC participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Principal and interest payments on the global securities representing the notes will be made to Cede & Co., as nominee of DTC. DTC’s practice is to credit direct DTC participants’ accounts on the applicable payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that date. Payments by DTC participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in “street name,” and will be the responsibility of those DTC participants and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. is our responsibility or the responsibility of the trustee, disbursement of those payments to direct DTC participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners will be the responsibility of direct and indirect DTC participants. Neither we nor the trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the notes by DTC or the direct or indirect DTC participants or for maintaining or reviewing any records of DTC or the direct or indirect DTC participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

The information in this section concerning DTC, Clearstream and Euroclear and DTC’s book-entry system has been obtained from sources that we believe to be reliable and we do not take any responsibility for its accuracy. This information is subject to any changes to the arrangements between or among us, DTC, Clearstream and Euroclear and any changes to procedures that may be instituted unilaterally by DTC, Clearstream or Euroclear. We will not have any responsibility for the performance by DTC, Clearstream, Euroclear or their respective participants under the rules and procedures governing them.

Global Clearance and Settlement Procedures

The underwriters will make settlement for the notes in immediately available or same-day funds. So long as the notes are represented by the global securities, we will make all payments of principal and interest in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using the depositary’s Same-Day Funds Settlement System. Secondary market trading between Clearstream participants or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by its U.S. depositary. However, these cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). If the transaction meets its settlement requirements, the relevant European international clearing system will deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to DTC.

Because of time-zone differences, credits of notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the business day following the DTC settlement date. These credits or any transactions in the notes settled during that processing will be reported to the relevant Euroclear participant or Clearstream participant on that business day. Cash received in Clearstream or Euroclear as a result of sales of notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform these procedures and these procedures may be discontinued at any time.

Governing Law

The indenture and the notes are governed by the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes. This summary is based upon the provisions of the Internal Revenue Code of 1986 (the “Code”), Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect on the date of this prospectus supplement and all subject to change or differing interpretations, possibly with retroactive effect. This summary discusses only the tax consequences to holders that purchase the notes upon their initial issuance at the initial offering price and that will hold the notes as capital assets within the meaning of Section 1221 of the Code.

This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, it does not address all of the tax considerations that may be applicable to holders in light of their particular circumstances or to holders that may be subject to special tax rules, such as, for example:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies or other financial institutions;

•	real estate investment trusts and regulated investment companies;

•	tax-exempt organizations;

•	brokers and dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	persons that will hold the notes as a position in a straddle, conversion transaction or other risk reduction transaction;

•	certain U.S. expatriates;

•	persons deemed to sell the notes under the constructive sale provisions of the Code; or

•	partnerships (or other entities or arrangements classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or investors in those entities.

This summary of certain U.S. federal income tax considerations is for general information only. This summary is not binding on the Internal Revenue Service (the “IRS”). We have not sought, and will not seek, any ruling from the IRS with respect to the statements made in this summary, and there can be no assurance that the IRS will not take a position contrary to these statements or that a contrary position taken by the IRS would not be sustained by a court. Holders of notes are urged to consult with their own tax advisors about the application of the U.S. federal tax laws to their particular situations as well as any tax considerations under the laws of any state, local or foreign jurisdiction or under any applicable tax treaty.

As used herein, a “U.S. Holder” means a beneficial owner of a note that is:

•	a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any State thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (a) is subject to the supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes, a nonresident alien or a corporation, estate or trust that is not a U.S. Holder.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership holding the notes (or a partner in the partnership), you are urged to consult your tax advisor regarding the tax consequences of the purchase, ownership and disposition of the notes.

Tax Consequences to U.S. Holders

This subsection describes certain U.S. federal income tax consequences to a U.S. Holder. If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “— Tax Consequences to Non-U.S. Holders” below.

Interest.  For U.S. federal income tax purposes, the notes will be issued without original issue discount. Stated interest on the notes will generally be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the holder’s method of accounting for U.S. federal income tax purposes.

Sale or Other Disposition of Notes.  Upon the sale, exchange, redemption or other taxable disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the note. The amount realized excludes any amount attributable to accrued but unpaid interest not previously included in income, which is includible in income as ordinary income in accordance with the U.S. Holder’s method of tax accounting. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to the holder. Any gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of that disposition, the U.S. Holder’s holding period for the note is more than one year. Long-term capital gains of individuals and other noncorporate taxpayers are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Medicare Tax.  For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from that tax, is subject to a 3.8% tax on the lesser of (a) the U.S. Holder’s “net investment income” for the relevant taxable year and (b) the excess of the U.S. Holder’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its gross interest income from the notes and its net gains from the disposition of instruments like the notes, unless the interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

Backup Withholding and Information Reporting.  You may be subject to backup withholding (at a current rate of 28%, which is scheduled to increase to 31% in 2011) and to information reporting when you receive interest payments on the notes or proceeds upon the sale or other taxable disposition of a note. Certain holders (including, among others, certain tax-exempt organizations) are generally not subject to backup withholding. In addition, backup withholding will generally not apply to you if you provide your taxpayer identification number (“TIN”) in the prescribed manner unless (a) the IRS notifies us or our agent that the TIN you provided is incorrect, (b) you fail to report interest and dividend payments that you receive on your tax return and the IRS notifies us or our agent that withholding is required or (c) you fail to certify under penalties of perjury that you are not subject to backup withholding on IRS Form W-9 or suitable substitute. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is furnished timely to the IRS.

Tax Consequences to Non-U.S. Holders

This subsection describes certain U.S. federal income tax consequences to a Non-U.S. Holder. Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies,” persons eligible for benefits under income tax treaties to which the United States is a party and certain U.S. expatriates. You should consult your own tax advisor to determine the U.S. federal, state and local tax consequences that may be relevant to you and any tax consequences arising under the laws of any other taxing jurisdiction. If you are not a Non-U.S. Holder, this subsection does not apply to you and you should refer to “— Tax Consequences to U.S. Holders,” above.

Payments of Interest.  Subject to the discussion below concerning backup withholding, payments of interest on the notes by us or any paying agent to you generally will not be subject to U.S. federal income tax, including a 30% (or a lower treaty rate) withholding tax, provided that:

•	the interest is not effectively connected with your conduct of a trade or business in the United States;

•	you do not own, actually or constructively, 10% or more of the combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation (within the meaning of the Code) that is related, directly or indirectly, to us through stock ownership; and

•	you have satisfied the certification requirements required to claim the portfolio interest exemption set forth in Section 871(h) or Section 881(c) of the Code.

Currently, the certification requirements referred to above will be met if (a) the beneficial owner provides its name and address and certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a U.S. person or (b) a financial institution holding the note on behalf of the beneficial owner certifies, under penalties of perjury, that the certification has been received by it and furnishes the paying agent with a copy. If notes are held by a foreign partnership or a foreign intermediary, special certification requirements apply.

If you cannot satisfy the requirements described above, payments of interest will be subject to 30% U.S. federal withholding, unless you provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (b) IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

Sale or Other Disposition of the Notes.  Subject to the discussion below, you will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, retirement or other disposition of a note unless (a) the gain is effectively connected with your conduct of a trade or business in the United States or (b) you are an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

Effectively Connected Income.  If you are engaged in a trade or business in the United States and your investment in a note is effectively connected with that trade or business, you, although exempt from 30% withholding (provided a required certification, generally on IRS Form W-8ECI, is made), will generally be subject to regular U.S. federal income tax on any interest and gain with respect to the notes in the same manner as if you were a U.S. Holder. In addition, if you are a foreign corporation, you may also be subject to a branch profits tax equal to 30% (or a lower treaty rate) of your effectively connected earnings and profits for the taxable year (subject to adjustments). For this purpose, interest and gain on a note will be included in earnings and profits.

Backup Withholding and Information Reporting.  If you are a non-U.S. holder, in general, you may be subject to backup withholding (at a current rate of 28%, which is scheduled to increase to 31% in 2011) and information reporting with respect to interest payments that we make to you or proceeds from sales (including redemptions) of the notes unless you have provided the certification described above under “— Tax Consequences to Non-U.S. Holders — Payments of Interest.” However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest paid to you, regardless of whether any amount was actually withheld, and proceeds from sales (including redemptions) of the notes. Copies of these information returns may also be made available to the tax authorities of the country in which you reside under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is furnished timely to the IRS. You are urged to consult your tax advisors regarding the application of information reporting and backup withholding to your particular situation and the availability of, and procedure for obtaining, an exemption, if available.

Estate Taxes.  If you are an individual Non-U.S. Holder and you hold a note at the time of your death, it will not be includable in your gross estate for U.S. estate tax purposes, provided that you do not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to the note would not have been effectively connected with your conduct of a trade or business within the United States.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement, dated as of the date of this prospectus supplement between us and the underwriters named below, for whom Morgan Stanley & Co. Incorporated, J.P. Morgan Securities LLC and Banc of America Securities LLC are acting as representatives, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

Principal
amount of
Underwriter	notes

Morgan Stanley & Co. Incorporated	$
J.P. Morgan Securities LLC
Banc of America Securities LLC
Goldman, Sachs & Co.
Mitsubishi UFJ Securities (USA), Inc.

Total	$

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to certain conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any notes are taken.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. In addition, the underwriters initially propose to offer the notes to certain dealers at prices that represent a concession not in excess of     % of the principal amount of the notes. Any underwriter may allow, and any of those dealers may reallow, a concession not in excess of     % of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering prices and other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

The following table shows the underwriting discount that we will pay to the underwriters in connection with the offering of the notes:

Paid by us

Per Note		%

Total	$

Expenses associated with this offering to be paid by us, other than underwriting discounts, are estimated to be approximately $325,000.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments which the underwriters may be required to make in respect of any of those liabilities.

The notes are a new issue of securities, and there is currently no established trading market for the notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time at their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices you receive when you sell will be favorable.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating syndicate short positions. In addition, the underwriters may bid for and purchase notes in the open market to cover syndicate short positions or to stabilize the prices of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of notes described in this prospectus supplement and accompanying prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year, (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication by the issuer of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State, and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This prospectus supplement as well as any other material relating to the notes which are the subject of the offering contemplated by this prospectus does not constitute an issue prospectus pursuant to Articles 652a and/or 1156 of the Swiss Code of Obligations. The notes will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the notes, including, but not limited to, this prospectus supplement, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The notes are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the notes with the intention to distribute them to the public. The investors will be individually approached from time to time. This prospectus supplement as well as any other material relating to the notes is personal and confidential and does not constitute an offer to any other person. This prospectus supplement may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus supplement. The notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Each underwriter has represented and agreed that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “Act”)) in connection with the issue or sale of the notes in circumstances in which Section 21(1) of that Act does not apply to us and (b) it has complied and will comply with all applicable provisions of that Act with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking, derivatives and/or financial advisory, investment banking and other commercial transactions and services with us and our affiliates for which they have received or will receive customary fees and commissions. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Wiggin and Dana LLP, New Haven, Connecticut. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements of UIL Holdings and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the UIL Holdings Corporation Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Connecticut Energy Corporation and CTG Resources, Inc. incorporated in this prospectus supplement by reference to the UIL Holdings Corporation Current Report on Form 8-K filed August 18, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. In addition, our common stock is listed and traded on the New York Stock Exchange. You may also inspect the information we file with the SEC at the offices of the NYSE at 20 Broad Street, New York, New York 10005. Information about us, including our SEC filings, is also available through our web site at www.uil.com. However, information on our web site is not incorporated into this prospectus supplement or accompanying prospectus or our other SEC filings and is not a part of this prospectus supplement or those filings.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another filed document. Any information referred to in this way is considered part of this prospectus supplement from the date we file that document. Accordingly, we incorporate by reference the following documents or information filed with the SEC:

(a) Current Reports on Form 8-K filed January 7, 2010, February 23, 2010, March 25, 2010, May 12, 2010, May 14, 2010, May 25, 2010 (Items 1.01, 8.01 and 9.01), May 25, 2010 (Items 5.02 and 9.01), July 15, 2010, July 27, 2010, August 18, 2010 (as amended by Form 8-K/A Amendment No. 1 filed September 9, 2010), September 1, 2010, September 16, 2010 and September 17, 2010 (Item 8.01 and related exhibits);

(b) Definitive proxy statement for our 2010 annual meeting of shareowners, filed on March 31, 2010;

(c) Quarterly Reports on Form 10-Q for the quarter ended March 31, 2010, filed May 3, 2010, and for the quarter ended June 30, 2010, filed August 4, 2010;

(d) Annual Report on Form 10-K for the year ended December 31, 2009, filed February 17, 2010;

(e) Registration Statement on Form 8-A filed July 20, 2000; and

(f) All documents filed by us in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus supplement and before the completion of the offering under this prospectus supplement, other than documents or information deemed furnished and not filed in accordance with SEC rules.

Any reports filed by us with the SEC after the date of this prospectus supplement and before the date that the offering of the securities by means of this prospectus supplement is completed will automatically update and, where applicable, supersede any information contained in this prospectus supplement or accompanying prospectus or incorporated by reference into this prospectus supplement.

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus supplement has been delivered, without charge, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference into this prospectus supplement, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus supplement incorporates. You should direct requests for such copies to the Investor Relations office, UIL Holdings Corporation, 157 Church Street, New Haven, CT 06506, 203-499-2481.

PROSPECTUS

UIL Holdings Corporation

COMMON STOCK
PREFERRED STOCK
PREFERENCE STOCK
DEBT SECURITIES
WARRANTS
PURCHASE CONTRACTS
UNITS

We may offer from time to time common stock, preferred stock, preference stock, debt securities, warrants, purchase contracts or units. Specific terms of these securities will be provided in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

Our common stock is listed on the New York Stock Exchange under the symbol “UIL.”

Investing in these securities involves certain risks. See “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 11, 2009

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus. The terms “UIL Holdings,” “we,” “us,” and “our” refer to UIL Holdings Corporation.

THE COMPANY

UIL Holdings Corporation primarily operates its regulated utility business. The utility business consists of the electric transmission and distribution operations of The United Illuminating Company (UI). UI is a regulated operating electric public utility established in 1899. It is engaged principally in the purchase, transmission, distribution and sale of electricity for residential, commercial and industrial purposes in a service area of about 335 square miles in the southwestern part of the State of Connecticut. The population of this area is approximately 736,000, which represents approximately 21% of the population of the State. The service area, largely urban and suburban, includes the principal cities of Bridgeport (population approximately 137,000) and New Haven (population approximately 124,000) and their surrounding areas. Situated in the service area are retail trade and service centers, as well as large and small industries producing a wide variety of products, including helicopters and other transportation equipment, electrical equipment, chemicals and pharmaceuticals. As of December 31, 2008, UI had approximately 324,000 customers. Of UI’s 2008 retail electric revenues, approximately 57.9% were derived from residential sales, 35.4% from commercial sales, 5.6% from industrial sales and 1.1% from street lighting and other sales. UI’s retail electric revenues vary by season, with the highest revenues typically in the third quarter of the year reflecting seasonal rates, hotter weather and air conditioning use.

UI is also a 50-50 partner, together with NRG Energy, Inc., in GenConn Energy LLC (GenConn), a project selected by the Connecticut Department of Public Utility Control (DPUC) to build new peaking generation plants in order to help address the state’s growing need for more power generation during the heaviest load periods. UIL Holdings also has non-utility businesses consisting of an operating lease and passive minority ownership interest in an investment fund (both held by United Capital Investments, Inc. (UCI)), a heating and cooling facility and an entity that collects receivables, disburses payables and manages claims related to a divested mechanical contracting business. UIL Holdings is headquartered in New Haven, Connecticut, where its senior management maintains offices and is responsible for overall planning, operating and financial functions.

Our principal executive offices are located at 157 Church Street, New Haven, Connecticut 06506, and our telephone number is 203-499-2000. We maintain a website at www.uil.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.

About this Prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC) utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risks described under “Risk Factors” beginning on page 13 of our annual report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference herein, as well as the other information contained or incorporated by reference in this prospectus or any prospectus supplement hereto before making a decision to invest in our securities.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents subsequently filed with the SEC pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering under this prospectus:

(a) Current Report on Form 8-K filed February 24, 2009;

(b) Annual Report on Form 10-K for the year ended December 31, 2008 filed February 18, 2009 and Form 10-K/A Amendment No. 1 filed March 2, 2009; and

(c) Registration Statement on Form 8-A filed July 20, 2000.

You may request a copy of these filings at no cost by writing or telephoning the Investor Relations office, UIL Holdings Corporation, 157 Church Street, New Haven, CT 06506, 203-499-2481.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about our business, including, among other things:

•	general economic conditions;

•	conditions in the debt and equity markets;

•	legislative and regulatory changes;

•	changes in demand for electricity and other products and services;

•	unanticipated weather conditions;

•	changes in accounting principles, policies or guidelines; and

•	other economic, competitive, governmental, and technological factors affecting the operations, markets, products and services of UIL Holdings’ subsidiaries.

We have no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or risks. New information, future events or risks may cause the forward-looking events we discuss in this prospectus not to occur.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of securities as set forth in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the indicated periods is as follows:

Twelve Months Ended	Ratio

December 31, 2004	3.53
December 31, 2005	3.07
December 31, 2006	3.96
December 31, 2007	3.49
December 31, 2008	3.12

DESCRIPTION OF COMMON STOCK

The following description of our capital stock is based upon our certificate of incorporation (Certificate of Incorporation), our bylaws (Bylaws) and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete. The Certificate of Incorporation and Bylaws are incorporated by reference in the registration statement for these securities that we have filed with the SEC and have been filed as exhibits to our 10-Q for the quarterly period ended June 30, 2007 and our 10-Q for the quarterly period ended September 30, 2008 respectively. You should read the Certificate of Incorporation and Bylaws for the provisions that are important to you.

Certain provisions of the Connecticut Business Corporation Act (CBCA), the Certificate of Incorporation and the Bylaws summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interests, including those attempts that might result in a premium over the market price for its shares.

Authorized Capital Stock

Our Certificate of Incorporation authorizes us to issue seventy-five million shares of common stock, no par value.

As of February 16, 2009 there were 25,274,026 shares of common stock outstanding, which were held of record by approximately 8,300 shareholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock and preference stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the dissolution of UIL Holdings, the holders of common stock are entitled to receive the net assets of UIL Holdings remaining after payment of liabilities, subject to prior distribution rights of preferred stock and preference stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. The common stock is listed on the New York Stock Exchange under the symbol UIL. The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company.

Certain Anti-Takeover Effects of Connecticut Law

We are subject to the provisions of Section 33-844 of the CBCA which prohibits a Connecticut corporation from engaging in a “business combination” with an “interested shareholder” for a period of five years after the date of the transaction in which the person became an interested shareholder, unless the business combination or the purchase of stock by which such person becomes an interested shareholder is approved by our Board of Directors, and by a majority of our non-employee directors, prior to the date on which the person becomes an interested shareholder. A “business combination” generally includes mergers, asset sales, some types of stock issuances and other transactions with, or resulting in a disproportionate financial benefit to, the interested shareholder. Subject to exceptions, an “interested shareholder” is a person who owns 10% or more of our voting power, or is an affiliate or associate of UIL Holdings and owned 10% or more of our voting power within the past five years.

We are also subject to Section 33-841 and Section 33-842 of the CBCA. These provisions generally require business combinations with an interested shareholder to be approved by the board of directors and then by the affirmative vote of at least:

•	the holders of 80% of the voting power of the outstanding shares of our voting stock; and

•	the holders of 2/3 of the voting power of the outstanding shares of our voting stock, excluding the voting stock held by the interested shareholder;

unless the consideration to be received by the shareholders meets certain price and other requirements set forth in Section 33-842 of the CBCA or unless the board of directors of the corporation has by resolution determined to exempt business combinations with that interested shareholder prior to the time that such shareholder became an interested shareholder.

We are also subject to Section 33-756(d) of the CBCA, generally requiring directors acting with respect to mergers, sales of assets and other specified transactions to consider, in determining what they reasonably believe to be in the best interests of the corporation, specified interests, including those of the corporation’s employees, customers, creditors and suppliers and any community in which any office or other facility of the corporation is located.

Limitation of Liability of Directors

Our Certificate of Incorporation contains provisions permitted under the CBCA relating to the personal liability of directors. The provisions limit the personal liability to us or our shareholders of a director for monetary damages for breach of duty as a director to an amount that is not more than the compensation received by that director for serving us during the year of the violation. Our Certificate of Incorporation obligates us to indemnify a director for any action taken, or any failure to take any action, as a director, except liability that (a) involved a knowing and culpable violation of law by the director, (b) enabled the director or an associate, as defined in Section 33-840 of the CBCA, to receive an improper personal economic gain, (c) showed a lack of good faith and a conscious disregard for the duty of the director to UIL Holdings under circumstances in which the director was aware that his or her conduct or omission created an unjustifiable risk of serious injury to UIL Holdings, (d) constituted a sustained and unexcused pattern of inattention that amounted to an abdication of the director’s duty to UIL Holdings or (e) created liability under Section 33-757 of the CBCA.

DESCRIPTION OF PREFERRED STOCK

Our Certificate of Incorporation authorizes us to issue one million shares of a class of shares designated “Preferred Stock — $100 Par Value,” par value $100 per share and four million shares of a class of shares designated “Preferred Stock — $25 Par Value,” par value $25 per share.

When we offer to sell a particular series of preferred stock, we will describe the specific terms of the securities in a supplement to this prospectus. The preferred stock will be issued under a certificate of designations relating to each series of preferred stock and is also subject to our Certificate of Incorporation.

Our Board of Directors may issue authorized shares of preferred stock, as well as determine the preferences, limitations and relative rights thereof, without further shareholder action, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our stock may be listed or quoted.

All shares of preferred stock offered will be fully paid and non-assessable. Any shares of preferred stock that are issued will have priority over the common stock with respect to dividend or liquidation rights or both.

Our Certificate of Incorporation provides that no shares of preferred stock shall be issued where such issuance, or the preferences, limitations, or relative rights of such shares, will have the effect directly or indirectly, of precluding or inhibiting a person or group of persons from seeking to obtain control of the management or business and affairs of UIL Holdings by acquiring or offering to acquire shares of common stock, or by soliciting proxies from the owners of shares of common stock for voting such shares at a meeting of the shareholders of UIL Holdings, or by any other lawful means.

The transfer agent for each series of preferred stock will be described in the prospectus supplement.

DESCRIPTION OF PREFERENCE STOCK

Our Certificate of Incorporation authorizes us to issue four million shares of a class of shares designated “Preference Stock,” par value $25 per share.

When we offer to sell a particular series of preference stock, we will describe the specific terms of the securities in a supplement to this prospectus. The preference stock will be issued under a certificate of designations relating to each series of preference stock and is also subject to our Certificate of Incorporation.

Our Board of Directors may issue authorized shares of preference stock, as well as determine the preferences, limitations and relative rights thereof, without further shareholder action, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our stock may be listed or quoted.

All shares of preference stock offered will be fully paid and non-assessable. Any shares of preference stock that are issued will have priority over the common stock with respect to dividend or liquidation rights or both.

Our Certificate of Incorporation provides that no shares of preference stock shall be issued where such issuance, or the preferences, limitations, or relative rights of such shares, will have the effect directly or indirectly, of precluding or inhibiting a person or group of persons from seeking to obtain control of the management or business and affairs of UIL Holdings by acquiring or offering to acquire shares of common stock, or by soliciting proxies from the owners of shares of common stock for voting such shares at a meeting of the shareholders of UIL Holdings, or by any other lawful means.

The transfer agent for each series of preference stock will be described in the prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms and provisions of the debt securities. The debt securities will be issued under an indenture between us and The Bank of New York Mellon, as trustee. The debt securities will constitute either senior or subordinated debt of UIL Holdings. UIL Holdings will issue debt securities that will be senior debt under the senior debt indenture between UIL Holdings and The Bank of New York Mellon, as senior debt trustee. UIL Holdings will issue debt securities that will be subordinated debt under the subordinated debt indenture between UIL Holdings and The Bank of New York Mellon, as subordinated debt trustee. This prospectus refers to the senior debt indenture and the subordinated debt indenture individually as the indenture and collectively as the indentures. This prospectus refers to the senior debt trustee and the subordinated debt trustee individually as the trustee and collectively as the trustees. When we offer to sell a particular series of debt securities, we will describe the specific terms for the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

We have summarized certain terms and provisions of the indentures. The summary is not complete. The forms of indentures have been filed as an exhibit to the registration statement for these securities that we have filed with the SEC. You should read the indentures for the provisions which may be important to you. The indentures are subject to and governed by the Trust Indenture Act of 1939, as amended. The indentures are substantially identical, except for the provisions relating to subordination. See “— Subordinated Debt.”

Neither indenture will limit the amount of debt securities that we may issue. We may issue debt securities up to an aggregate principal amount as we may authorize from time to time. The prospectus supplement will describe the terms of any debt securities being offered, including:

•	classification as senior or subordinated debt securities;

•	ranking of the specific series of debt securities relative to other outstanding indebtedness, including subsidiaries’ debt;

•	if the debt securities are subordinated, the aggregate amount of outstanding indebtedness, as of a recent date, that is senior to the subordinated securities, and any limitation on the issuance of additional senior indebtedness;

•	the designation, aggregate principal amount and authorized denominations;

•	the maturity date;

•	the interest rate, if any, and the method for calculating the interest rate;

•	the interest payment dates and the record dates for the interest payments;

•	any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertability provisions;

•	the place where we will pay principal and interest;

•	if other than denominations of $1,000 or multiples of $1,000, the denominations the debt securities will be issued in;

•	whether the debt securities will be issued in the form of global securities or certificates;

•	additional provisions, if any, relating to the defeasance of the debt securities;

•	the currency or currencies, if other than the currency of the United States, in which principal and interest will be paid;

•	any United States federal income tax consequences;

•	the dates on which premium, if any, will be paid;

•	our right, if any, to defer payment interest and the maximum length of this deferral period;

•	any listing on a securities exchange;

•	the initial public offering price; and

•	other specific terms, including any additional events of default or covenants.

Senior Debt

UIL Holdings will issue under the senior debt indenture the debt securities that will constitute part of the senior debt of UIL Holdings. These senior debt securities will rank equally and pari passu with all other unsecured and unsubordinated debt of UIL Holdings.

Subordinated Debt

UIL Holdings will issue under the subordinated debt indenture the debt securities that will constitute part of the subordinated debt of UIL Holdings. These subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner set forth in the subordinated debt indenture, to all “senior indebtedness” of UIL Holdings. The subordinated debt indenture defines “senior indebtedness” to include principal of and interest on all debt of UIL Holdings but does not include nonrecourse obligations, the subordinated debt securities, any other obligations specifically designated as being subordinate in right of payment to senior indebtedness or any redeemable stock of UIL Holdings. See the subordinated debt indenture, section 1.01.

In general, the holders of all senior indebtedness are first entitled to receive payment of the full amount unpaid on senior indebtedness before the holders of any of the subordinated debt securities are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events. These events include:

•	any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshalling of assets and liabilities or any bankruptcy, insolvency or similar proceedings of UIL Holdings; or

•	a default having occurred for any payment with respect to any senior indebtedness, and such an event of default shall not have been cured or waived or shall not have ceased to exist.

If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated in this prospectus by reference will set forth the approximate amount of senior indebtedness outstanding as of the end of the most recent fiscal quarter.

Events of Default

When we use the term “Event of Default” in the indentures with respect to the debt securities of any series, here are some examples of what we mean:

(1) default in paying principal on the debt securities when due at maturity, upon acceleration, redemption or mandatory repurchase, including as a sinking fund installment, or otherwise;

(2) default in paying interest on the debt securities when it becomes due and the default continues for a period of 30 days;

(3) default in the performance, or breach, of any covenant in the indenture (other than defaults specified in clause (1) or (2) above) and the default or breach continues for a period of 30 days after we receive written notice from the trustee, or UIL Holdings and the trustee receive written notice from the holders of at least 25% in aggregate principal amount of the outstanding debt securities of all series affected;

(4) the entering by a court having jurisdiction of a decree or order for relief in respect of UIL Holdings in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of UIL Holdings or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

(5) (a) the commencement by UIL Holdings of a voluntary case under any applicable bankruptcy, insolvency or other similar law, or consent by UIL Holdings to the entry of an order for relief in an involuntary case under any such law, (b) consent by UIL Holdings to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of UIL Holdings or for all or substantially all of the property and assets of UIL Holdings or (c) the effecting by UIL Holdings of any general assignment for the benefit of creditors; or

(6) any other Events of Default set forth in the prospectus supplement.

If an Event of Default (other than an Event of Default specified in clauses (4) and (5) described above) under each indenture occurs with respect to the debt securities of any series and is continuing, then the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may by written notice, and the trustee at the request of the holders of not less than 25% in principal amount of the outstanding debt securities of such series will, require us to repay immediately the entire principal amount of the outstanding debt securities of that series (or such lesser amount as may be provided in the terms of the securities), together with all accrued and unpaid interest.

If an Event of Default under the indenture specified in clauses (4) and (5) described above occurs and is continuing, then the entire principal amount of the outstanding debt securities (or such lesser amount as may be provided in the terms of the securities) will automatically become due immediately and payable without any declaration or other act on the part of the trustee or any holder to the full extent permitted by applicable law.

After a declaration of acceleration or any automatic acceleration under clauses (4) and (5) described above and before any judgment or decree for the payment of the moneys due shall have been obtained or entered, the holders of a majority in principal amount of outstanding debt securities of all accelerated series may rescind this accelerated payment requirement if (i) UIL Holdings deposits with the trustee a sum sufficient to pay all matured installments of interest upon such debt securities, the principal of all such debt securities which shall have become due other than by acceleration and all amounts owed to the trustee and (ii) all existing Events of Default, except for nonpayment of the principal on the debt securities of that series that has become due solely as a result of the accelerated payment requirement, have been cured or waived, or otherwise remedied. The holders of a majority in principal amount of the outstanding debt securities of all series affected also have the right to waive past defaults, except a default in paying principal or interest on any outstanding debt security, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the debt securities of that series.

Holders of at least 25% in principal amount of the outstanding debt securities of all series affected may seek to institute a proceeding only after they have provided written notice of a continuing Event of Default and have made written request, and offered indemnity, to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice, request and offer of indemnity. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in principal amount of the outstanding debt securities of all series affected. These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of principal or interest on or after the due dates for such payment.

If an Event of Default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee security or indemnity. Subject to certain provisions, the holders of a majority in principal amount of the outstanding debt securities of all series affected have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

The trustee will, within 90 days after any default occurs, be required to give notice of the default to the holders of the debt securities of that series, unless the default was already cured or waived. Unless there is a default in paying principal or interest when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

We are required to furnish to the trustee an annual statement as to compliance with all conditions and covenants under the indentures.

Modification and Waiver

Each indenture and the debt securities of any series may be amended or modified without the consent of any holder of debt securities in order to:

•	cure ambiguities, defects or inconsistencies, provided that such amendment shall not materially adversely affect the interests of the holders;

•	provide for the assumption of our obligations in the case of a merger or consolidation;

•	comply with any requirements of the SEC in connection with the qualification of the indentures under the Trust Indenture Act;

•	evidence and provide for the acceptance of appointment with respect to the debt securities of any or all series by a successor trustee and add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one trustee;

•	establish the form or forms or terms of debt securities of any series; or

•	make any change that does not materially adversely affect the rights of any holder.

Other amendments and modifications of each indenture or the debt securities issued may be made with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of each series affected by the amendment or modification. However, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

•	change the stated maturity of the principal of, or any sinking fund obligation or any installment of interest on, such holder’s debt security;

•	reduce the principal amount of or the interest rate on such holder’s debt security;

•	reduce the percentage in principal amount outstanding of debt securities of any series which must consent to an amendment or modification of the indenture with respect to the debt securities of the relevant series; or

•	reduce the percentage in principal amount outstanding of debt securities of the relevant series the consent of whose holders is required for any supplemental indenture or for any waiver of compliance with certain provisions of the indenture or certain defaults and their consequences provided for in the indenture.

Consolidation, Merger or Sale of Assets

We will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our property and assets (in one transaction or a series of related transactions), unless:

•	UIL Holdings shall be the continuing person or, if UIL Holdings is not the continuing person, the resulting, surviving or transferee person (the “surviving entity”) is a company organized and existing under the laws of the United States or any jurisdiction thereof;

•	the surviving entity will expressly assume all of our obligations under the debt securities and each indenture, and will execute supplemental indentures which will be delivered to the trustee and will be in form and substance reasonably satisfactory to the trustee;

•	UIL Holdings will have delivered to the trustee an officers’ certificate to the effect that immediately after giving effect to such transaction or series of transactions, no default has occurred and is continuing; and

•	UIL Holdings will have delivered to the trustee an opinion of counsel stating that the transaction or series of transactions and supplemental indentures, if any, comply with this covenant and that all conditions precedent in the indentures relating to the transaction or series of transactions have been satisfied and that such supplemental indenture, if any, constitutes the legal, valid and binding obligation of UIL Holdings and the successor enforceable against such entity in accordance with its terms, subject to customary exceptions.

If any consolidation or merger, or any sale, conveyance, transfer, lease or other disposition of all or substantially all of our property and assets occurs in accordance with the indentures, the successor corporation will succeed to, and be substituted for, and may exercise every right and power of UIL Holdings under the indentures with the same effect as if such successor corporation had been named as UIL Holdings. Except in the case of a lease, we will be discharged from all obligations and covenants under the indentures and the debt securities.

Satisfaction, Discharge and Covenant Defeasance

We may terminate our obligations under each indenture (subject to certain provisions set forth in section 8.01 of each indenture that survive termination) with respect to any series of debt securities when:

•	any of the following has occurred:

•	we have paid or caused to be paid the principal of and interest on all debt securities of such series;

•	all debt securities of such series issued that have been authenticated and delivered have been delivered to the trustee for cancellation; or

•	all the debt securities of such series issued that have not been delivered to the trustee for cancellation will become due and payable within one year or are to be called for redemption within one year and we have made arrangements satisfactory to the trustee for the giving of notice of redemption and we have irrevocably deposited or caused to be deposited with the trustee sufficient funds to pay and discharge the entire indebtedness on the series of debt securities;

•	we have paid or caused to be paid all other sums then due and payable under such indenture with respect to such series; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent under such indenture relating to the satisfaction and discharge of such indenture have been complied with.

We may elect to have our obligations under each indenture discharged with respect to the outstanding debt securities of any series (“legal defeasance”). Legal defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities of such series under such indenture, except for:

•	the rights of holders of the debt securities to receive principal and interest when due;

•	our obligations with respect to the debt securities concerning issuing temporary debt securities, registration of transfer and exchange of debt securities, mutilated, destroyed, lost or stolen debt securities and our right of optional redemption;

•	the rights, powers, trusts, duties and immunities of the trustee; and

•	the defeasance provisions of the indenture.

In addition, we may elect to have our obligations released with respect to certain covenants in each indenture (“covenant defeasance”). Any omission to comply with these obligations will not constitute a default or an Event of Default with respect to the debt securities of any series. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy and insolvency events, described under “Events of Default” will no longer constitute an Event of Default for that series.

In order to exercise either legal defeasance or covenant defeasance with respect to outstanding debt securities of any series:

•	we must irrevocably have deposited or caused to be deposited with the trustee as trust funds for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the holders of the debt securities of a series:

•	money in an amount;

•	U.S. government obligations; or

•	a combination of money and U.S. government obligations,

in each case sufficient without reinvestment, in the written opinion of a nationally recognized firm of independent public accountants to pay and discharge, and which shall be applied by the trustee to pay and discharge, all of the principal, interest and any premium at due date or maturity and any mandatory sinking fund payments or analogous payments applicable to the debt securities;

•	we have delivered to the trustee an opinion of counsel stating that (i) under then applicable federal income tax law, the holders of the debt securities of that series will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge to be effected and will be subject to the same federal income tax as would be the case if the deposit, defeasance and discharge did not occur and (ii) the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the U.S. Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law;

•	after giving effect to the deposit, no default with respect to the outstanding debt securities of that series has occurred and is continuing at the time of such deposit or at any time on or before the 123rd day after the date of such deposit;

•	such deposit must not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which UIL Holdings is a party or by which UIL Holdings is bound;

•	if at such time the debt securities of such series are listed on a national securities exchange, we have delivered to trustee an opinion of counsel to the effect that the debt securities of such series will not be delisted as a result of such deposit, defeasance and discharge;

•	if the debt securities of such series are to be redeemed prior to the final maturity thereof (other than for mandatory sinking fund payments or analogous payments), notice of such redemption will have been delivered pursuant to the indenture; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent with respect to the defeasance or covenant defeasance have been complied with.

Concerning our Relationship with the Trustee

We and our subsidiaries have a relationship with The Bank of New York Mellon in that UI uses The Bank of New York Mellon as trustee of UI’s New Hampshire Tax Exempt Bonds.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•	debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of preference stock, shares of common stock or any combination of such securities.

FORMS OF SECURITIES

Each debt security, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

Registered Global Securities.  We may issue the registered debt securities, warrants and units in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement or unit agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants or units, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of UIL Holdings, the trustee, the warrant agents, the unit agents or any other agent of UIL Holdings, agent of the trustee or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

PLAN OF DISTRIBUTION

We may sell the securities in any of the following ways:

•	directly to one or more purchasers;

•	through agents;

•	through underwriters, brokers, or dealers;

•	through a combination of any of these methods.

We will identify the specific plan of distribution, including any direct purchasers, agents, underwriters, brokers or dealers, and any compensation paid in a prospectus supplement.

VALIDITY OF SECURITIES

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by Wiggin and Dana LLP.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this registration statement by reference to the UIL Holdings Corporation Annual Report on Form 10-K/A Amendment No. 1 and Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$

UIL Holdings Corporation

% Notes due

PROSPECTUS SUPPLEMENT

MORGAN STANLEY
J.P. MORGAN
BofA MERRILL LYNCH
GOLDMAN, SACHS & Co.
MITSUBISHI UFJ SECURITIES

October   , 2010